Hadron Energy, Inc.

c/o DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, California 94105-2933

(415) 615-6095

June 23, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, DC 20549

Re:	Hadron Energy, Inc.

Registration Statement on Form S-1

File No. 333-296796

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Hadron Energy, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Thursday, June 25, 2026, or as soon thereafter as practicable.

Please notify Jeffrey Selman, counsel to the Company, at (415) 615-6095, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Samuel Gibson
Name: Samuel Gibson Title: Chief Executive Officer